Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial information of the Company presented in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 19, 2014	February 19, 2014

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2013 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 42 of the Consolidated Financial Statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of IAMGOLD Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4(b) to the consolidated financial statements, IAMGOLD Corporation has changed its method of accounting for interests in joint arrangements for the years ended December 31, 2013 and December 31, 2012 due to the adoption of IFRS 11 – Joint Arrangements, which included the presentation of the consolidated balance sheet as of January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2014 expressed an unqualified opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 19, 2014

Toronto, Canada

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of IAMGOLD Corporation

We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2013 and December 31, 2012, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated February 19, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 19, 2014

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2013	December 31, 2012[1]	January 1, 2012[1]
Assets
Current assets
Cash and cash equivalents	8	$222.3	$797.3	$1,046.7
Gold bullion (market value $162.3; December 31, 2012 - $223.3; January 1, 2012 - $210.9)	9	96.9	96.9	96.8
Income taxes receivable		37.2	25.0	26.3
Receivables and other current assets	10	80.0	185.1	111.6
Inventories	11	300.2	259.5	192.3

		736.6	1,363.8	1,473.7

Non-current assets
Deferred income tax assets	21	74.0	55.4	41.4
Investments in associates and joint ventures	12	65.5	164.1	106.1
Mining assets	13	2,512.7	2,618.0	1,819.5
Exploration and evaluation assets	14	533.3	533.3	356.5
Goodwill	15	—	256.7	256.7
Other assets	16	268.3	304.3	247.7

		3,453.8	3,931.8	2,827.9

		$4,190.4	$5,295.6	$4,301.6

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$185.6	$219.4	$173.4
Income taxes payable		12.1	60.2	100.3
Dividends payable		—	48.6	47.0
Current portion of provisions	20	11.4	5.9	3.7
Other liabilities		6.2	1.1	6.6

		215.3	335.2	331.0

Non-current liabilities
Deferred income tax liabilities	21	212.3	281.5	245.1
Long-term debt	22(a)	640.3	638.8	—
Provisions	20	247.0	235.0	196.3
Other liabilities		3.0	0.3	0.3

		1,102.6	1,155.6	441.7

		1,317.9	1,490.8	772.7

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	23	2,317.6	2,315.8	2,308.6
Contributed surplus		35.2	26.7	19.9
Retained earnings		465.1	1,343.2	1,104.9
Accumulated other comprehensive income		13.3	42.4	41.1

		2,831.2	3,728.1	3,474.5
Non-controlling interests		41.3	76.7	54.4

		2,872.5	3,804.8	3,528.9

Contingencies and commitments	20(b), 34
		$4,190.4	$5,295.6	$4,301.6

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2013	2012[1]
Revenues		$1,147.1	$1,453.4
Cost of sales	27	807.0	774.2
General and administrative expenses	28	50.9	58.3
Exploration expenses		69.2	108.0
Impairment charges	33	888.1	—
Other		2.1	9.3

Operating costs		1,817.3	949.8

Earnings (losses) from operations		(670.2)	503.6
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	12	(67.4)	46.7
Finance costs	29	(24.4)	(18.1)
Foreign exchange gains (losses)		(4.5)	12.3
Interest income and derivatives and other investment gains (losses)	30	(103.3)	20.2

Earnings (losses) before income taxes		(869.8)	564.7
Income taxes	21	9.2	(193.5)

Net earnings (losses)		$(860.6)	$371.2

Net earnings (losses) attributable to
Equity holders of IAMGOLD Corporation		$(832.5)	$334.7
Non-controlling interests		(28.1)	36.5

		$(860.6)	$371.2

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	25
Basic		376.6	376.2
Diluted		376.6	376.9
Earnings (losses) per share ($ per share)
Basic		$(2.21)	$0.89
Diluted		$(2.21)	$0.89

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2013	2012
Net earnings (losses)		$(860.6)	$371.2

Other comprehensive income (loss), net of taxes
Net unrealized change in fair value of available-for-sale financial assets, net of taxes	17(a)(iii)	(40.5)	8.2
Net realized change in fair value and impairment of available-for-sale financial assets, net of taxes	17(a)(iii)	11.7	(6.9)

		(28.8)	1.3
Currency translation adjustment	12	(0.3)	—
Other		1.4	(2.3)

Total other comprehensive loss		(27.7)	(1.0)

Comprehensive income (loss)		$(888.3)	$370.2

Comprehensive income (loss) attributable to
Equity holders of IAMGOLD Corporation		$(860.2)	$333.7
Non-controlling interests		(28.1)	36.5

		$(888.3)	$370.2

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2013	2012
Common shares
Balance, beginning of the year		$2,315.8	$2,308.6
Issued shares on exercise of share-based payments		1.8	7.2

Balance, end of the year		2,317.6	2,315.8

Contributed surplus
Balance, beginning of the year		26.7	19.9
Issued shares on exercise of share-based payments		(1.6)	(1.8)
Share-based payments	26	10.1	8.6

Balance, end of the year		35.2	26.7

Retained earnings
Balance, beginning of the year		1,343.2	1,104.9
Net earnings (losses) attributable to equity holders of IAMGOLD Corporation		(832.5)	334.7
Dividends to equity holders of IAMGOLD Corporation		(47.0)	(94.1)
Other		1.4	(2.3)

Balance, end of the year		465.1	1,343.2

Accumulated other comprehensive income
Available-for-sale fair value reserve
Balance, beginning of the year		42.4	41.1
Net change in fair value of available-for-sale financial assets, net of taxes		(28.8)	1.3

Balance, end of the year		13.6	42.4
Currency translation adjustment		(0.3)	—

Total accumulated other comprehensive income		13.3	42.4

Equity attributable to IAMGOLD Corporation shareholders		2,831.2	3,728.1

Non-controlling interests
Balance, beginning of the year		76.7	54.4
Net earnings (losses) attributable to non-controlling interests		(28.1)	36.5
Dividends to non-controlling interests		(7.3)	(14.2)

Balance, end of the year		41.3	76.7

		$2,872.5	$3,804.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Years ended December 31,
(In millions of U.S. dollars)	Notes		2013	2012[1]
Operating activities
Net earnings (losses)			$(860.6)	$371.2
Adjustments for
Finance costs	29		24.4	18.1
Depreciation expense			175.2	154.6
Changes in estimates of asset retirement obligations at closed sites			(8.8)	5.3
Income taxes			(9.2)	193.5
Impairment of investments, net			69.1	24.1
Impairment charges	33		888.1	—
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes and dividends received			83.9	(46.7)
Impact of unrealized foreign exchange losses (gains) on cash and cash equivalents			0.5	(5.1)
Other non-cash items	32	(a)	63.6	(23.2)
Adjustments for cash items	32	(b)	7.4	(3.8)
Movements in non-cash working capital items and non-current ore stockpiles	32	(c)	(59.3)	(59.1)

Cash from operating activities, before income taxes paid			374.3	628.9
Income taxes paid			(128.0)	(213.6)

Net cash from operating activities			246.3	415.3

Investing activities
Mining assets
Capital expenditures			(617.4)	(650.2)
Capitalized borrowing costs			(19.5)	—
Proceeds from disposal			1.4	1.2
Advances to related parties			(57.7)	(36.7)
Repayments from related parties			10.0	—
Additions to exploration and evaluation assets			—	(2.2)
Acquisition of Côté Gold project	6		—	(485.7)
Other investing activities	32	(d)	(5.1)	(25.3)

Net cash used in investing activities			(688.3)	(1,198.9)

Financing activities
Proceeds from issuance of long-term debt			—	650.0
Proceeds from issuance of share capital			0.2	5.4
Dividends paid			(102.4)	(106.9)
Interest paid			(28.3)	(3.1)
Payment of transaction costs			—	(11.6)
Other			(2.0)	(4.7)

Net cash from (used in) financing activities			(132.5)	529.1

Impact of unrealized foreign exchange (losses) gains on cash and cash equivalents			(0.5)	5.1

Decrease in cash and cash equivalents			(575.0)	(249.4)
Cash and cash equivalents, beginning of the year			797.3	1,046.7

Cash and cash equivalents, end of the year	8		$222.3	$797.3

1	Refer to note 4(b).

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed under the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements, as at and for the year ended December 31, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2013.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 19, 2014.

Certain 2012 comparative figures have been adjusted to conform to the consolidated financial statement presentation adopted in 2013. Refer to note 4(b).

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value discussed in note 18.

(c)	Basis of consolidation

Subsidiaries, joint ventures and associates with percentage of voting rights and/or ownership interest related to significant properties of the Company are accounted for as follows:

Name	Property - Location	December 31, 2013	December 31, 2012	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting[3]
Société d’Exploitation des Mines d’Or de Yatela S.A	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting[3]
Galane Gold Ltd.[4]	Mupane mine – Botswana	43%	45%	Associate	Equity accounting
INV Metals Inc.[4]	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

1	Division of IAMGOLD Corporation.
2	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.
3	Effective with the adoption of IFRS 11 on January 1, 2013, IAMGOLD accounts for its interests in the Sadiola and Yatela mines using the equity method instead of proportionate consolidation.
4	Galane Gold Ltd. and INV Metals Inc. are incorporated in Canada.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved when the Company has the ability to direct the relevant activities, including financial and operating activities, of an entity to affect its returns. The Company has control over the consolidated entities through ownership of the voting power. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses and profits and losses have been eliminated on consolidation.

(ii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of either Société d’Exploitation des Mines d’Or de Sadiola S.A. or Société d’Exploitation des Mines d’Or de Yatela S.A.

Losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

(iii)	Associates

Associates are those entities over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements, and are accounted for using the equity method. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies. The Company’s share of net earnings (losses) from investments in associates is recognized in the consolidated statements of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheets. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheets. The Company has concluded that it has significant influence over its investments in Galane Gold Ltd. (“Galane”) and INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights. The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that there is no clear evidence of control of either Galane or INV Metals.

Losses from associates are recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries, joint ventures and associates is the U.S. dollar, other than INV Metals whose functional currency is the Canadian dollar.

Transactions denominated in foreign currencies are translated into the U.S. dollar as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•	Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains and losses on translation are included in the consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as available-for-sale (“AFS”) financial assets is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

For any subsidiaries, joint ventures or associates whose functional currency is other than the U.S. dollar, foreign currency balances and transactions are translated into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Exchange gains and losses on translation are included in OCI. The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, its subsidiaries, joint arrangements and associates in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the consolidated balance sheet. Refer to note 18 on fair value determination.

(i)	Non-derivative financial instruments

Non-derivative financial liabilities are recognized initially at fair value plus attributable transaction costs, where applicable. Non-derivative financial assets are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents, short-term investments, fixed rate investments and warrants are designated as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gains or losses related to changes in fair value are reported in interest income and derivatives and other investment gains (losses) in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

AFS financial assets

The Company’s investments in marketable securities are designated as AFS financial assets and recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Changes in fair value of AFS investments are recognized in OCI until investments are disposed of or when there is objective evidence of impairment in value.

Non-derivative financial liabilities

Accounts payable, senior unsecured notes, and borrowings related to the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss.

Derivative instruments at fair value through profit or loss, including embedded derivatives, are recorded in the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statements of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories, concentrate inventory, and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories on the consolidated balance sheet based on the period in which they are expected to be processed.

Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings in other operating costs.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheets are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

•	Construction in progress, and

•	the operation of mineral properties in the production stage, including:

•	mining properties, which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition and capitalized stripping costs, and

•	plant and equipment.

a.	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(g) below), which include expected economic conversions of resources to reserves, recorded in a business combination or an asset acquisition, are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and incorporated into the appropriate categories of mining assets and supplies inventories.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

b.	Mining properties

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within mining assets.

c.	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of material that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within mining assets.

(e)	Capital assets

Capital assets (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Capital assets are classified in other non-current assets.

(f)	Depreciation and amortization

Effective from the point an asset is available for its intended use, mining assets, capital assets and royalty interests are amortized on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortization is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation accordingly. In 2013 and 2012, the Company has not incorporated any non-reserve material in its depreciation calculations.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition, are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortized as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are amortized over the useful life of the related asset.

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(g)	Mineral exploration and evaluation costs

Exploration activities relate to the collection of exploration data.

Exploration data consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

(h)	Business combinations and goodwill

Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs, and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property, and is pursuing a plan to produce outputs and will be able to obtain access to customers that will purchase the outputs.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying amount of interests prior to acquisition of control is re-measured to fair value on the date control is acquired. Amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as negative goodwill and recorded in the consolidated statements of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(i)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(j)	Royalty interests

The Company records its royalty interests at cost, net of accumulated depreciation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(k)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

An impairment loss in respect of marketable securities is calculated by reference to its fair value. A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. Impairment loss reversals are recognized in the consolidated statements of earnings.

If the fair value of a marketable security declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an AFS marketable security has been recognized in OCI and it is deemed to be either significant or prolonged, the cumulative loss recognized in OCI is reclassified as an impairment loss in interest income and derivatives and other investment gains (losses).

Once an AFS marketable security has been impaired, all subsequent losses calculated as the difference between the acquisition cost and current fair value, less any previously recognized impairment loss, are recognized in interest income and derivatives and other investment gains (losses). If the fair value of a previously impaired AFS marketable security subsequently recovers, the unrealized gains are recorded in OCI. Previously recorded impairment losses on AFS marketable securities are not subject to reversal.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Non-financial assets

The Company performs an annual impairment review on goodwill at December 31 every year, and at any other time an indication of impairment of goodwill is identified. The carrying amounts of the Company’s non-current assets, including mining assets, exploration and evaluation assets and royalty interests are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the company will perform an impairment review.

An impairment review requires the company to determine the recoverable amount. For goodwill, the recoverable amount is determined for the CGU to which the goodwill was allocated at the date of the business combination. For non-current assets, including mining assets, exploration and evaluation assets and royalty interests, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized in the consolidated statements of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life of mine (“LOM”) plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(l)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related mining asset. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statement of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free real discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(m)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are determined based on management’s best estimate (refer to note 3(s)(viii)).

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible then details of the contingent loss are disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(n)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and its tax base.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax asset or liability is recognized on the difference between the carrying amount of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(o)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(p)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statement of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(q)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(r)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Net earnings from operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statements of earnings and comparative periods are reclassified.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(i)c.);

•	Determination of the useful life of mining assets and measurement of the depreciation expense (note 3(f));

•	Mineral exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(g)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(h));

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 3(h));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(k)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(l)).

(ii)	Determination of the date of transition from construction to production accounting

Judgments made in relation to accounting policies

Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenue and expenses from the operation. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment analysis of goodwill and non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of goodwill and non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment exists, and annually for CGUs with goodwill, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production. Refer to note 33.

In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used. Refer to note 3(c).

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site.

Management judgment is required in the identification and allocation of goodwill to CGUs for impairment testing purposes.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Definition of a business

Judgments made in relation to accounting policies

Based on management’s judgment, the acquisition of Trelawney in 2012 (refer to note 6) did not meet the definition of a business as the primary asset (Côté Gold project) was an exploration stage property. Consequently, the transaction has been recorded as the acquisition of an asset.

(v)	Determination of control by one entity over another

Judgments made in relation to accounting policies

Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

As at December 31, 2013, IAMGOLD owned 43% of the outstanding shares of Galane and 47% of the outstanding shares of INV Metals (refer to note 12). If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. The Company used its judgment to determine that it has significant influence, and no control, over these entities and accounted for it as investments in associates using the equity method of accounting.

(vi)	Determination of fair values and impairment analysis of financial assets

Key sources of estimation uncertainty

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. Management’s estimate of the fair value of financial instruments is subject to risks and uncertainties as disclosed in note 3(a).

Judgments made in relation to accounting policies

Financial assets such as marketable securities and equity accounted investments are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Fair values, impairment and sensitivity analyses related to marketable securities and warrants held as investments are disclosed in note 17(a)(iii).

(vii)	Derivative financial instruments

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 17 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(viii)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts.

Key sources of estimation uncertainty

Provisions related to present obligations are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 20(a).

(ix)	Determination of deferred income tax including uncertain tax position

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(n)(ii) and 21.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW ACCOUNTING POLICIES

These consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2012, except for the following new accounting standards and amendment to standards and interpretations, which were effective January 1, 2013, and were applied in preparing these consolidated financial statements. These are summarized as follows:

(a)	IFRS 10 – Consolidated Financial Statements

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 superseded IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. Accordingly, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 did not have a material impact on the Company’s consolidated financial statements upon its adoption on January 1, 2013.

IAS 27, Separate Financial Statements, now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no material impact on the Company’s consolidated financial statements upon adoption of the amended IAS 27 on January 1, 2013.

(b)	IFRS 11 – Joint Arrangements

As a result of the adoption of IFRS 11, the Company has changed its accounting with respect to its interests in joint arrangements. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Under IFRS 11, joint ventures are accounted for using the equity method and joint operations are accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements under IFRS 11, and concluded that Sadiola and Yatela are considered joint ventures for accounting purposes. Consequently, effective January 1, 2013, the Company began accounting for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation. Retrospective adjustments were applied as at the beginning of the earliest period presented, January 1, 2012. On transition, the initial investment was measured as the aggregate of the carrying amounts of the assets and liabilities that had previously been consolidated. On transition, the Company assessed the investments for indications of impairment and concluded no impairment existed.

The following tables summarize the adjustments made to the Company’s consolidated balance sheets at January 1, 2012 and December 31, 2012, and its consolidated statements of earnings and cash flows for the year ended December 31, 2012 as a result of accounting for its investments in Sadiola and Yatela using the equity method instead of proportionate consolidation.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Assets
Cash and cash equivalents	$1,051.6	$(4.9)	$1,046.7
Receivables and other current assets	132.3	(20.7)	111.6
Inventories	239.1	(46.8)	192.3
Investments in associates and joint ventures	16.3	89.8	106.1
Mining assets	1,881.6	(62.1)	1,819.5
Other non-current assets	295.2	(47.5)	247.7

Impact on total assets		$(92.2)

Liabilities
Accounts payable and accrued liabilities	$205.6	$(32.2)	$173.4
Income taxes payable	109.2	(8.9)	100.3
Current portion of provisions	6.7	(3.0)	3.7
Deferred income tax liabilities	256.4	(11.3)	245.1
Provisions	233.1	(36.8)	196.3

Impact on total liabilities		$(92.2)

	December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Assets
Cash and cash equivalents	$813.5	$(16.2)	$797.3
Receivables and other current assets	160.6	24.5	185.1
Inventories	305.1	(45.6)	259.5
Investments in associates and joint ventures	56.1	108.0	164.1
Mining assets	2,713.3	(95.3)	2,618.0
Other non-current assets	360.3	(56.0)	304.3

Impact on total assets		$(80.6)

Liabilities
Accounts payable and accrued liabilities	$252.3	$(32.9)	$219.4
Income taxes payable	62.2	(2.0)	60.2
Current portion of provisions	8.9	(3.0)	5.9
Deferred income tax liabilities	285.6	(4.1)	281.5
Provisions	273.6	(38.6)	235.0

Impact on total liabilities		$(80.6)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Share of net earnings from investments in associates and joint ventures, net of income taxes	$12.0	$34.7	$46.7
Revenues	1,670.0	(216.6)	1,453.4
Cost of sales	(943.5)	169.3	(774.2)
Exploration expenses	(112.7)	4.7	(108.0)
Finance costs	(18.5)	0.4	(18.1)
Foreign exchange gains	10.7	1.6	12.3
Income taxes	(199.4)	5.9	(193.5)

Impact on net earnings and comprehensive income		$—

	Year ended December 31, 2012
	As previously		After applying
	reported	Adjustments	adjustments
Net cash from operating activities	$441.0	$(25.7)	$415.3
Net cash used in investing activities	(1,213.3)	14.4	(1,198.9)

Impact on change in cash and cash equivalents		$(11.3)

(c)	IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. This standard introduces additional disclosure requirements such as information to enable users to evaluate the nature of, and risks associated with an entity’s interests in other entities. The Company accordingly expanded its disclosure (refer to notes 12 and 24).

(d)	IFRS 13 – Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There was no material impact on the Company’s consolidated financial statements upon adoption of IFRS 13 on January 1, 2013. The Company provides IFRS 13 disclosure requirements in note 18, which helps users of its consolidated financial statements assess both of the following:

•	For assets and liabilities that are measured at fair value on a recurring or non-recurring basis in the balance sheet after initial recognition, the valuation techniques and inputs used to develop those measurements.

•	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income for the period.

(e)	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Based on its review, there was no material impact on the Company’s consolidated financial statements upon the adoption of IFRIC 20 on January 1, 2013.

5.	FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The date IFRS 9 becomes effective has been left open by the IASB pending finalization of the impairment and classification and measurement requirements. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The Company will evaluate the impact of adopting IFRS 9 on its consolidated financial statements, including the possibility of early adoption in future periods.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

6.	ACQUISITION

Trelawney – Côté Gold project

On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company that owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

For each common share of Trelawney, IAMGOLD paid C$3.30 in cash. The total purchase price amounted to $542.6 million, which includes transaction costs of $6.2 million and is net of cash and cash equivalents acquired of $57.9 million.

Prior to the acquisition, IAMGOLD’s investment in Trelawney was designated as an AFS marketable security. The fair value of the investment on the date of the acquisition of $56.9 million has been included as part of consideration for the transaction.

Based on management’s judgment, this acquisition does not meet the definition of a business combination (refer to note 3(h)) as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed
Current assets	$4.8
Mining assets	7.6
Exploration and evaluation assets	532.7
Other non-current assets	0.8
Current liabilities	(2.6)
Asset retirement obligations	(0.4)
Other non-current liabilities	(0.3)

$542.6

Consideration paid
Cash payment	$543.6
Less: Cash and cash equivalents acquired	(57.9)

Cash consideration	485.7
Initial investment	56.9

$542.6

7.	DIVESTITURES

Quimsacocha project

On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador to INV Metals through the sale of all of the shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A. This project was renamed as the Loma Larga project by INV Metals subsequent to this transaction. In exchange IAMGOLD received 231.3 million common shares of INV Metals which were valued at $27.8 million with transaction costs of $1.2 million. The disposition resulted in a net after-tax loss of $3.0 million. The Company’s investment in INV Metals represents 47% of the issued and outstanding common shares of INV Metals. This investment has been accounted for using the equity method.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

8.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2013	2012
Cash	$211.9	$455.4
Short-term deposits with initial maturities of three months or less	10.4	341.9

	$222.3	$797.3

9.	GOLD BULLION

		December 31,	December 31,
		2013	2012
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($millions)	$96.9	$96.9
Spot price for gold, end of the year	($/oz)	$1,205	$1,658
Market value, end of the year	($millions)	$162.3	$223.3

10.	RECEIVABLES AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2013	2012
Gold receivables	$5.2	$6.4
Niobium receivables	18.2	16.8
Receivables from governments [1]	25.5	40.4
Receivables from related parties	0.2	57.1
Other receivables	7.7	9.7

Total receivables	56.8	130.4
Marketable securities and warrants	9.2	19.0
Prepaid expenses	12.7	18.9
Derivatives	—	16.8
Other current assets	1.3	—

	$80.0	$185.1

1	Receivables from governments relate primarily to value added tax.

For the year ended December 31, 2013, the Company recognized an allowance for doubtful non-trade receivables of $13.3 million (December 31, 2012 – $nil).

11.	INVENTORIES

	December 31,	December 31,
	2013	2012
Finished goods
Gold production inventories	$69.1	$38.9
Niobium production inventories	21.5	14.5
Ore stockpiles	16.1	42.8
Mine supplies	193.5	163.3

	300.2	259.5
Ore stockpiles included in other non-current assets	103.8	82.6

	$404.0	$342.1

For the year ended December 31, 2013, the Company recognized a write-down of non-current ore stockpiles to net realizable value of $10.6 million (December 31, 2012 – $nil).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures[4]
	Galane[1,2]	INV Metals[3]	Sadiola	Yatela	Total
Balance, January 1, 2012	$16.3	$—	$84.2	$5.6	$106.1
Acquisition	—	27.8	—	—	27.8
Dividends	—	—	(16.5)	—	(16.5)
Share of net earnings (losses), net of income taxes	12.0	—	38.7	(4.0)	46.7

Balance, December 31, 2012	28.3	27.8	106.4	1.6	164.1
Impairment, net of reversal	(20.3)	(19.7)	—	—	(40.0)
Currency translation adjustment	—	(0.3)	—	—	(0.3)
Share of net losses, net of income taxes[5]	(8.0)	(1.3)	(47.4)	(10.7)	(67.4)
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3
Share of net losses recorded as provision				0.8	0.8

Balance, December 31, 2013	$—	$6.5	$59.0	$—	$65.5

1	As part of the consideration from the sale of the Mupane gold mine, the Company received common shares of Galane, the new owner of the Mupane mine, representing 48.5% of the outstanding shares of Galane as of August 31, 2011 (date of the transaction). The ownership percentage in Galane as of December 31, 2013 was 43%. This investment is accounted for using the equity method. The Company includes Galane’s results on a three-month lag. The latest available financial statements are as of September 30, 2013. The Company is not aware of any material events from September 30 to December 31, 2013. The carrying amount of this asset was recorded on the balance sheet on September 1, 2011 at its fair value of $17.9 million. The fair value of the Company’s shares in Galane was $1.9 million based on its market quoted price at December 31, 2013.
2	The Company’s unrecognized share of Galane’s net losses for the year ended December 31, 2013 was $4.3 million (December 31, 2012 - $nil).
3	On November 14, 2012, IAMGOLD disposed of its interest in the Quimsacocha project in Ecuador through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for a total of 231.3 million common shares of INV Metals valued at $27.8 million, which is 47% of INV Metals’ issued and outstanding shares. This investment has been accounted for using the equity method. IAMGOLD includes INV Metals’ results on a three-month lag. The latest available financial statements are as of September 30, 2013. The Company is not aware of any material events from September 30 to December 31, 2013. The carrying amount of this asset was recorded on November 14, 2012, at its fair value of $26.6 million. The fair value of the Company’s shares in INV Metals was $6.5 million based on its market quoted price at December 31, 2013.
4	The Company’s joint ventures are not publicly listed entities and consequently quoted market prices are not available.
5	Includes a write-down of $62.3 million in Sadiola related to capitalized stripping assets due to changes in the mine plan and non-current ore stockpiles recorded to net realizable value.

The breakdown of the assets and liabilities that have been aggregated into the single line investments in associates and joint ventures as at January 1, 2012 following the adoption of IFRS 11 is as follows:

	Sadiola	Yatela	Total
Cash and cash equivalents	$1.5	$3.4	$4.9
Other current assets	44.4	23.1	67.5
Non-current assets	103.6	6.0	109.6
Current liabilities	(32.7)	(11.4)	(44.1)
Non-current liabilities	(32.6)	(15.5)	(48.1)

Net assets	$84.2	$5.6	89.8
Investments in associates prior to the adoption of IFRS 11			16.3

Balance, January 1, 2012 upon adoption of IFRS 11			$106.1

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	December 31, 2013		December 31, 2012
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statement of earnings
Revenues	$294.9	$99.5	$411.9	$119.3
Depreciation expense	(18.8)	(10.7)	(14.6)	(8.4)
Other expenses	(399.8)	(123.7)	(283.8)	(125.8)
Income taxes	8.1	(0.8)	(19.2)	5.0

Net earnings (losses) and comprehensive income (loss)	$(115.6)	$(35.7)	$94.3	$(9.9)

Summarized balance sheet
Assets
Cash and cash equivalents	$3.5	$2.1	$29.4	$10.5
Other current assets	126.7	29.8	63.5	35.0
Non-current assets	287.7	12.4	353.2	16.2

	$417.9	$44.3	$446.1	$61.7

Liabilities
Current liabilities	$66 .8	$43.7	$116.6	$22.6
Non-current liabilities	207.1	32.0	70.3	34.8

	$273.9	$75.7	$186.9	$57.4

Net assets	$144.0	$(31.4)	$259.2	$4.3

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

	December 31, 2013		December 31, 2012
	Sadiola	Yatela	Sadiola	Yatela
The Company’s equity percentage of net assets of joint ventures	41%	40%	41%	40%

Share of net assets of joint ventures	$59.0	$(12.6)	$106.4	$1.6
Losses applied to loans receivable	—	12.0	—	—
Losses recognized in provisions	—	0.8	—	—
Other	—	(0.2)	—	—

Carrying amount of interest in joint ventures	$59.0	$—	$106.4	$1.6

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Galane and INV Metals, not adjusted for the percentage held by the Company, is summarized below:

	September 30, 2013		September 30, 2012
Associates	Galane	INV Metals	Galane	INV Metals
Revenues	$54.3	$—	$94.8	$—

Net earnings (losses)	$(34.3)	$(2.8)	$25.2	$—
Other comprehensive income (loss)	—	(0.7)	—	—

Comprehensive income (loss)	$(34.3)	$(3.5)	$25.2	$—

Summarized balance sheet
Assets
Current assets	$13.2	$20.2	$30.4	$25.6
Non-current assets	24.8	27.4	42.0	25.0

	$38.0	$47.6	$72.4	$50.6

Liabilities
Current liabilities	$7.5	$0.4	$8.4	$0.4
Non-current liabilities	7.6	0.5	9.4	0.2

	$15.1	$0.9	$17.8	$0.6

Net assets	$22.9	$46.7	$54.6	$50.0

The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in associates:

	September 30, 2013		September 30, 2012
	Galane	INV Metals	Galane	INV Metals
The Company’s equity percentage of net assets of associates	43%	47%	45%	47%

Share of net assets of associates	$9.8	$21.9	$24.7	$23.5
Impairment, net of reversal	(20.3)	(19.7)	—	—
Purchase price adjustments	3.4	4.3	3.4	4.3
Unrecognized losses and other	7.1	—	0.2	—

Carrying amount of interest in associates	$—	$6.5	$28.3	$27.8

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

13.	MINING ASSETS

	Construction	Mining	Plant and
	in progress	properties	equipment	Total
Cost
Balance, January 1, 2012	$95.9	$1,634.6	$1,059.1	$2,789.6
Additions	379.2	105.8	115.6	600.6
Changes in asset retirement obligations	—	29.4	—	29.4
Disposals	—	—	(11.4)	(11.4)
Transfer[1]	329.6	—	—	329.6
Transfers within mining assets	(103.0)	25.1	77.9	—
Other	—	—	9.0	9.0

Balance, December 31, 2012	701.7	1,794.9	1,250.2	3,746.8
Additions	437.4	159.9	120.5	717.8
Changes in asset retirement obligations	—	29.3	—	29.3
Disposals	—	(5.5)	(24.6)	(30.1)
Transfers within mining assets	(154.7)	13.2	141.5	—

Balance, December 31, 2013	$984.4	$1,991.8	$1,487.6	$4,463.8

Accumulated depreciation and impairment charges
Balance, January 1, 2012	$—	$629.4	$340.7	$970.1
Depreciation expense[2]	—	73.5	92.0	165.5
Disposals	—	—	(7.3)	(7.3)
Other	—	—	0.5	0.5

Balance, December 31, 2012	—	702.9	425.9	1,128.8
Depreciation expense[2]	—	105.0	110.6	215.6
Impairment charges	—	631.4	—	631.4
Disposals	—	(5.5)	(19.2)	(24.7)

Balance, December 31, 2013	$—	$1,433.8	$517.3	$1,951.1

Carrying amount, December 31, 2012	$701.7	$1,092.0	$824.3	$2,618.0

Carrying amount, December 31, 2013	$984.4	$558.0	$970.3	$2,512.7

1	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During the year ended December 31, 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.
2	Excludes depreciation expense relating to corporate assets, which is included in general and administrative expenses.

Construction in progress at December 31, 2013 and 2012 included capital expenditures related to projects at the following: Rosebel mine (2013 – $5.3 million; 2012 – $40.6 million), Essakane mine (2013 – $ 287.0 million; 2012 – $109.7 million), Niobec mine (2013 – $62.5 million; 2012 – $32.2 million), and Westwood mine (2013 – $600.4 million; 2012 – $517.6 million).

In 2013, borrowing costs attributable to qualifying assets associated with Essakane, Niobec and Westwood mines capitalized in construction in progress totaled $27.6 million (2012 – $1.6 million) at a weighted average interest rate of 6.97% (2012 – 6.97%).

Mining properties at December 31, 2013 included capitalized stripping costs of $170.5 million (2012 – $82.6 million). Stripping costs of $127.6 million were capitalized during 2013 (2012 – $66.3 million), and $39.7 million were depreciated during 2013 (2012 – $7.9 million).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

14.	EXPLORATION AND EVALUATION ASSETS

	December 31,	December 31,
	2013	2012
Balance, beginning of the year	$533.3	$356.5
Exploration and evaluation expenditures	—	2.0
Acquisitions[1]	—	532.7
Disposal of the Quimsacocha project	—	(28.3)
Transfer to mining assets[2]	—	(329.6)

Balance, end of the year	$533.3	$533.3

1	Related to the Côté Gold project.
2	Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.

15.	GOODWILL

	December 31,	December 31,
	2013	2012
Cash-generating units
Suriname	$—	$168.4
Doyon division	—	88.3

	$—	$256.7

	Years ended December 31,
	2013	2012
Balance, beginning of the year	$256.7	$256.7
Impairment charges	(256.7)	—

Balance, end of the year	$—	$256.7

16.	OTHER NON-CURRENT ASSETS

	December 31,	December 31,
	2013	2012
Ore stockpiles	$103.8	$82.6
Marketable securities and warrants	32.6	76.3
Deposits on non-current assets	6.5	77.3
Receivables from governments[1]	31.6	25.3
Receivables from related parties	38.5	1.3
Royalty interests	21.3	18.8
Capital assets	11.5	10.3
Other	22.5	12.4

	$268.3	$304.3

1	Receivables from governments relate primarily to exploration credits.

For the year ended December 31, 2013, the Company recognized an allowance for doubtful non-trade receivables of $36.0 million (December 31, 2012 – $nil).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Royalty Interests

		Accumulated	Net Royalty
	Cost	Depreciation	Interest
December 31, 2012
Diavik[1]	$49.4	$31.4	$18.0
Paul Isnard concession[2]	0.8	—	0.8

	$50.2	$31.4	$18.8

December 31, 2013
Diavik[1]	$49.4	$33.7	$15.7
Paul Isnard concession[2]	5.6	—	5.6

	$55.0	$33.7	$21.3

1	The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Dominion Diamond Corporation and Diavik Diamond Mines Inc.
2	Royalty on gold production from the Paul Isnard concessions. On December 5, 2011, the Company entered into an option agreement which provides the third party an ability to purchase the existing royalty (expires on July 30, 2015). The option was exercised and the royalty was sold on November 7, 2013 in exchange for C$4.2 million, 18.2 million shares in Columbus Gold Corp., and a net smelter return (“NSR”) royalty in the Paul Isnard concession with an estimated fair value of $5.6 million.

17.	FINANCIAL INSTRUMENTS

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
Financial assets (liabilities)	Amount	Value	Amount	Value
Cash and cash equivalents	$222.3	$222.3	$797.3	$797.3
Total current receivables	56.8	56.8	130.4	130.4
Total non-current receivables	70.1	70.1	26.6	26.6
Marketable securities and warrants	41.8	41.8	95.3	95.3
Fixed rate investments	5.3	5.3	—	—
Net derivative assets (liabilities)	(5.2)	(5.2)	16.6	16.6
Accounts payable and accrued liabilities	(185.6)	(185.6)	(219.4)	(219.4)
Long-term debt[1]	(650.0)	(569.6)	(650.0)	(651.6)

1	The carrying amount and the fair value of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

As at December 31, 2013, the Company’s cash, cash equivalents and gold bullion position at market value was $384.6 million (December 31, 2012 – $1,020.6 million). The Company had notes payable of $650.0 million as at December 31, 2013 (December 31, 2012 – $650.0 million).

As at December 31, 2013, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As at December 31, 2013, the Company has committed $65.1 million (December 31, 2012 – $69.5 million) of its $75.0 million letters of credit revolving facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1.0 billion. This renewal has a life of 25 months and may be utilized by the Company to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The Company filed this base shelf prospectus to maintain financial flexibility. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•	Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•	Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

The credit risk related to gold receivables is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

Credit risk on niobium receivables arises from difficulties buyers may have in meeting their payment obligations. At December 31, 2013, 80% (December 31, 2012 – 61%) of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 18% (December 31, 2012 – 30%) for between 30 and 60 days. In order to minimize the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment of receivables from niobium sales was recognized in 2013 and 2012. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from governments related primarily to value added tax. Pending completion of certain government audits, the full balance recorded may not be ultimately realized.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks, share and commodity market price risk, currency risk, and interest rate risk.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

a.	AFS marketable securities, held for trading warrants and market price risk

IAMGOLD holds certain marketable securities and warrants following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants held as investments.

Investments in marketable securities are classified as AFS financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

The unrealized gains related to change in market price of marketable securities classified as AFS are recorded in accumulated other comprehensive income within equity. The Company sold some of its marketable securities during 2013 and 2012. Gains previously included in accumulated other comprehensive income were transferred to the consolidated statement of earnings.

During the year ended December 31, 2013, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that impairment charges were required.

	Years ended December 31,
Movement in AFS fair value reserve	2013	2012
Net unrealized change in fair value of AFS financial assets
Unrealized gains (losses)	$(46.9)	$9.4
Tax impact	6.4	(1.2)

	(40.5)	8.2

Net realized change in fair value and impairment of AFS financial assets
Gains on sale of marketable securities	(0.8)	(25.5)
Transfer of impairment losses	14.3	17.6
Tax impact	(1.8)	1.0

	11.7	(6.9)

	$(28.8)	$1.3

The Company also has share purchase warrants included in other non-current assets on the consolidated balance sheet. An unrealized loss of $0.6 million related to the change in the fair value of these warrants was recorded at December 31, 2013 (December 31, 2012 – $3.5 million).

At December 31, 2013, the impact of an increase of 10% in the fair value of marketable securities and warrants would have resulted in an increase in unrealized gains net of tax of $3.5 million that would be included in other comprehensive income and no material change in net earnings. The impact of a decrease of 10% in the fair value of marketable securities and warrants would have resulted in a decrease in unrealized gains net of tax of $2.5 million that would be included in other comprehensive income and a loss of $1.0 million in net earnings.

b.	Currency exchange rate risk

Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to these currencies; however metal sales are mainly transacted in the U.S. dollar and a significant portion of each international operation’s cost base is denominated in the U.S. dollar.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statements of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

The Company monitors on a regular basis its hedge position for its exposure to the Canadian dollar and the Euro by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at some of its mine sites, and corporate costs.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2013, the Company had outstanding contracts, which did not qualify for hedge accounting for Canadian dollar forward and option contracts for 2014 of C$305 million ($283 million) covering approximately 62% of its planned exposure. Contract rates range from C$1.02/$ to C$1.0975/$.

The fair value of these contracts was included in other current and non-current assets (liabilities).

	December 31,	December 31,
	2013	2012
Canadian dollar (C$)	$(4.4)	$9.2
Euro (€)	—	4.8

	$(4.4)	$14.0

The fair value as at December 31, 2013, and the fair value based on an increase or a decrease of 10% of the U.S. dollar exchange rate would have been as follows. The entire change in fair value would be recorded in the consolidated statements of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Canadian dollar ($)	$(4.4)	$(24.7)	$11.9

c.	Sensitivity analysis on net monetary assets

The foreign exchange loss recorded in 2013 of $4.5 million (2012 – gain of $12.3 million) was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising of items such as cash held in Canadian dollars, receivables, payables, and income taxes payable, denominated in a foreign currency.

A weakening of 10% of the Canadian dollar against the U.S. dollar as at December 31, 2013 would have decreased net earnings by approximately $5.0 million. A strengthening of 10% of the Canadian dollar against the U.S. dollar as at December 31, 2013 would have increased net earnings by approximately $6.0 million.

d.	Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

During the year, the Company increased its hedge position for its exposure to fuel by executing option contracts.

As at December 31, 2013, the Company had no outstanding option contracts for 2014 and outstanding option contracts for 2015 of 600,000 barrels of oil, which did not qualify for hedge accounting, covering approximately 41% of its estimated fuel exposure. Contract prices range from $79 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.

The fair value at December 31, 2013 was included in derivatives lines of receivables and other current assets and liabilities.

	December 31, 2013	December 31, 2012
Crude oil option contracts	$(0.4)	$2.7

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statement of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Crude oil options contracts	$(0.4)	$3.7	$(3.1)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

e.	Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations in aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 55% of its aluminum exposure for 2014 at the Niobec mine. The negative fair value of outstanding contracts as at December 31, 2013 of $0.4 million was included in other non-current liabilities. Contract prices range from $1,900 to $2,150.

	December 31,	December 31,
	2013	2012
Aluminum contracts	$(0.4)	$(0.1)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statement of earnings.

	December 31, 2013	Increase of 10%	Decrease of 10%
Aluminum contracts	$(0.4)	$—	$(0.7)

f.	Interest rate risk

Interest rate risk is the risk that the value of assets and liabilities will change when the related interest rates change. The Company is exposed to interest rate risk on its cash and cash equivalents, long-term debt and credit facility. The Company does not take any particular measures to protect itself against fluctuations in interest rates. The interest rate risk related to cash and cash equivalents is low because of the short-term nature of these securities.

The senior unsecured notes (“Notes”) bear interest at the rate of 6.75% per annum. Changes in interest rates do not have an impact on interest expense related to the Notes because the rate is fixed.

The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Related interest rates are based on market interest rates. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the interest rate for the credit facility would have an impact on net earnings and/or capitalized costs depending on whether there were expenditures on qualifying assets in the period. If interest rate in 2013 had been 10% lower or higher with all other variables held constant, the impact on the interest expense would not have been material during 2013.

(b)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings.

	Years ended December 31,
	2013	2012
Unrealized gains (losses) on
Derivatives - currency contracts	$(18.4)	$19.0
Derivatives - oil contracts	(3.1)	0.1
Derivatives - aluminum contracts	(0.2)	0.6
Derivatives - warrants	(0.6)	(3.5)

	(22.3)	16.2

Realized gains (losses) on
Derivatives - currency contracts	11.6	(2.3)
Derivatives - oil contracts	2.6	(0.6)
Derivatives - aluminum contracts	(0.8)	(0.8)

	13.4	(3.7)

	$(8.9)	$12.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

18.	FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

(a)	Assets and liabilities measured at fair value on a recurring basis

As at December 31, 2013, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$222.3	$—	$—	$222.3
Marketable securities	30.5	—	11.2	41.7
Warrants	—	0.1	—	0.1
Fixed rate investments	5.3	—	—	5.3
Derivatives
Oil contracts	—	0.1	—	0.1

	$258.1	$0.2	$11.2	$269.5

Liabilities
Derivatives
Oil contracts	$—	$(0.5)	$—	$(0.5)
Currency contracts	—	(4.4)	—	(4.4)
Aluminum contracts	—	(0.4)	—	(0.4)

	$—	$(5.3)	$—	$(5.3)

(b)	Assets and liabilities measured at fair value on a non-recurring basis

Fair value, December 31, 2013	Level 1	Level 2	Level 3	Total
Investments in associates - INV Metals[1]	$6.5	$—	$—	$6.5

[1]	The investment in INV Metals, which is included in investments in associates and joint ventures and accounted for using the equity method, had impairment charges, net of reversal of $19.7 million for the year ended December 31, 2013.

(c)	Valuation techniques

(i)	Marketable Securities

The fair value of AFS marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are AFS financial assets and are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

AFS financial assets included in Level 3
Balance, January 1, 2013	$21.7
Change in fair value reported in other comprehensive income	(10.5)

Balance, December 31, 2013	$11.2

(ii)	Warrants

The fair value of warrants, classified as financial assets at fair value through profit or loss, is obtained through the use of the Black-Scholes pricing model, which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(iii) Fixed rate investments

The fair value of fixed rate investments is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

(iv) Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

(v) Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

(vi) Investment in associates

After application of the equity method, if the fair value of an investment in associate declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the decline is either significant or prolonged. For publicly traded companies, the Company measures fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy.

(vii) FVLCD of CGU’s

The FVLCD of CGU’s were determined for purposes of the impairment assessment. The FVLCD was largely determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the CGU. FVLCD is classified within level 3 on the fair value hierarchy. Refer to note 33.

19.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	December 31, 2013	December 31, 2012
Cash and cash equivalents	$222.3	$797.3
Gold bullion at market value	162.3	223.3
Credit facilities available for use	750.0	750.0
Long-term debt[1]	650.0	650.0
Common shares	2,317.6	2,315.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, or purchase or sell gold bullion.

In December 2013, the Company suspended future dividend payments in order to preserve its consolidated balance sheet, which is in line with its capital management strategy.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s cash and cash equivalents, and gold bullion position valued at the December 31, 2013 gold market price, was $384.6 million (December 31, 2012 – $1,020.6 million). This decrease was mainly due to the capital expenditures related to mining assets, income tax payments, payment of dividends, decrease in the gold price, interest on high yield debt and advances to Sadiola, partially offset by net cash generated by operating activities.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The value of the securities to be issued is subject to compliance with the covenants of the unsecured revolving credit facilities.

20.	PROVISIONS

	December 31,	December 31,
	2013	2012
Asset retirement obligations	$235.6	$218.5
Other	22.8	22.4

	$258.4	$240.9

Non-current provisions	$247.0	$235.0
Current portion of provisions	11.4	5.9

	$258.4	$240.9

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on a best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

	Years ended December 31,
	2013	2012
Balance, beginning of year	$218.5	$184.2
Acquisition of the Côté Gold project	—	0.4
Revision of estimated cash flows and discount rates:
Capitalized in mining assets	29.3	29.4
Expense (recovery) related to closed sites	(8.8)	5.3
Accretion expense[1]	1.7	1.1
Disbursements	(5.1)	(1.9)

Balance, end of year	235.6	218.5
Less: current portion	(9.4)	(4.4)

Non-current portion	$226.2	$214.1

1	Included in finance costs.

As at December 31, 2013, the Company had letters of credit in the amount of $65.1 million to guarantee asset retirement obligations compared to $69.5 million at December 31, 2012. The Company also has legally restricted cash of $8.6 million (December 31, 2012 – $3.1 million) included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2013, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Average Real Discount Rate
Rosebel mine	$78.4	2014 - 2032	1.7%
Essakane mine	57.4	2014 - 2028	0.7%
Doyon mine	123.6	2014 - 2043	1.2%
Niobec mine	9.4	2014 - 2029	1.2%
Other Canadian sites	14.5	2014 - 2109	0.9%

	$283.3

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

2014	$10.0
2015	1.9
2016	2.0
2017	5.0
2018	3.6
2019 onwards	260.8

$283.3

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be determined when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable. As at December 31, 2013 the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

21.	INCOME TAXES

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2013	2012
Deferred income tax assets:
Other assets	$15.9	$20.3
Exploration and evaluation assets	105.4	76.6
Share issue costs	0.4	0.7
Non-capital losses	94.5	96.0
Asset retirement obligations	19.6	28.3
Income tax benefit of mining duties	12.9	7.9

	248.7	229.8

Deferred income tax liabilities:
Mining assets	(288.5)	(389.4)
Royalty interests	(9.8)	(15.9)
Other intangible assets	(1.2)	(1.4)
Mining duties	(48.3)	(29.3)
AFS financial assets	(2.0)	(6.6)
Other	(37.2)	(13.3)

	(387.0)	(455.9)

Net deferred income tax liabilities	$(138.3)	$(226.1)

Classification
Non-current assets	$74.0	$55.4
Non-current liabilities	(212.3)	(281.5)

	$(138.3)	$(226.1)

As at December 31, 2013, for Canadian income tax purposes, the Company has non-capital loss carry forwards of $447.5 million and a net capital loss carry forward of $140.2 million which, subject to certain restrictions, may be used to reduce taxable income in the future.

The non-capital loss carry forwards begin to expire in 2014. The amount to expire in 2014 is approximately $0.3 million. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on non-capital loss carry forward of $88.7 million, net capital loss carry forward of $140.2 million and exploration and development expenses of $66.4 million. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures as at December 31, 2013 to $nil (December 31, 2012 – $2.3 million).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $401.8 million in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $341.1 million (December 31, 2012 - $691.6 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Income taxes differ from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 26.6% for the year ended December 31, 2013, (December 31, 2012 – 26.8%) to earnings from continuing operations before income taxes. The reasons for the differences are as follows:

	Years ended December 31,
	2013	2012
Earnings (losses) before income taxes	$(869.8)	$564.7

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	$(231.8)	$151.3
Increase (reduction) in income taxes resulting from:
Earnings (losses) not subject to taxation	3.4	(0.1)
Earnings (losses) in foreign jurisdictions subject to different tax rates	38.6	(4.0)
Tax benefits not recognized	50.2	21.7
Provincial mining duty tax	2.0	5.2
Non-deductible expenses	27.6	17.4
Tax impact of impairment charges	83.7	—
Non-resident withholding taxes	5.7	5.2
Foreign exchange related to income taxes	(4 .8)	(6.1)
Change in enacted tax rates	4.7	(1.3)
Under provided in prior periods	9.3	1.2
Other	2.2	3.0

Total income taxes	$(9.2)	$193.5

The effective tax rates for the years ended December 31, 2013 and 2012 was 1.1% and 34.3%, respectively.

The income taxes on OCI were made up of the following components:

	Years ended December 31,
	2013	2012
Unrealized change in fair value of AFS financial assets	$(6.4)	$1.2
Realized change in fair value and impairment of AFS financial assets	1.8	(1.0)
Other	0.8	(0.8)

Total income taxes related to OCI	$(3.8)	$(0.6)

The income taxes are made up of the following components:

	Years ended December 31,
	2013	2012
Current:
Federal and provincial income taxes	$(6.4)	$5.0
Provincial mining taxes	4.3	2.2
Foreign income taxes	71.3	163.3

	69.2	170.5

Deferred:
Federal and provincial income tax - origination and reversal of temporary differences	(6.4)	(1.1)
Provincial mining taxes - origination and reversal of temporary differences	19.2	3.0
Foreign income taxes - origination and reversal of temporary differences	(95.9)	22.4
Changes in tax rates or imposition of new taxes	4.7	(1.3)

	(78.4)	23.0

Total income taxes	$(9.2)	$193.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The 2013 movement for deferred income taxes may be summarized as follows:

	December 31, 2012	Statement of earnings	Other comprehensive income	Other	December 31, 2013
Deferred income tax assets:
Other assets	$20.3	$(6.5)	$(0.8)	$2.9	$15.9
Exploration and evaluation assets	76.6	28.8	—	—	105.4
Share issue costs	0.7	(0.3)	—	—	0.4
Non-capital losses	96.0	(1.5)	—	—	94.5
Asset retirement obligations	28.3	(8.7)	—	—	19.6
Income tax benefit on mining duties	7.9	5.0	—	—	12.9
Deferred income tax liabilities:
Mining assets	(389.4)	100.9	—	—	(288.5)
Royalty interests	(15.9)	6.1	—	—	(9.8)
Other intangible assets	(1.4)	0.2	—	—	(1.2)
Mining duties	(29.3)	(19.0)	—	—	(48.3)
AFS financial assets	(6.6)	—	4.6	—	(2.0)
Other	(13.3)	(26.6)	—	2.7	(37.2)

	$(226.1)	$78.4	$3.8	$5.6	$(138.3)

The 2012 movement for deferred income taxes may be summarized as follows:

	December 31, 2011	Statement of earnings	Other comprehensive income	Other	December 31, 2012
Deferred income tax assets:
Other assets	$25.4	$(5.9)	$0.8	$—	$20.3
Exploration and evaluation assets	10.4	66.2	—	—	76.6
Share issue costs	4.5	(3.8)	—	—	0.7
Non-capital losses	57.3	38.7	—	—	96.0
Mining assets	16.2	(16.2)	—	—	—
Asset retirement obligations	27.0	1.3	—	—	28.3
Income tax benefit on mining duties	6.5	1.4	—	—	7.9
Deferred income tax liabilities:
Mining assets	(232.4)	(157.0)	—	—	(389.4)
Exploration and evaluation assets	(56.4)	56.4	—	—	—
Royalty interests	(15.9)	—	—	—	(15.9)
Other intangible assets	(1.6)	0.2	—	—	(1.4)
Mining duties	(23.9)	(5.4)	—	—	(29.3)
AFS financial assets	(7.0)	0.6	(0.2)	—	(6.6)
Other	(13.8)	0.5	—	—	(13.3)

	$(203.7)	$(23.0)	$0.6	$—	$(226.1)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

22.	LONG-TERM DEBT

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of Notes with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013.

Except as noted below, the Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 1 of each of the following years is: 2016 – 103.375%; 2017 – 101.688%; and 2018 and thereafter – 100%.

Prior to October 1, 2016, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium for accrued and unpaid interest.

Prior to October 1, 2015 using the cash proceeds from an equity offering the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

The following are the contractual maturities related to the Notes, including estimated interest payments.

	Payments due by period
Balance, December 31, 2013	Carrying amount[1]	Contractual cash flows	Less than 1 Year	2-3 Years	3-4 Years	Thereafter
Notes	$650.0	$957.3	$43.9	$87.8	$87.8	$737.8

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.7 million as at December 31, 2013 (December 31, 2012 – $11.2 million).

(b)	Credit facility

The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at December 31, 2013 and December 31, 2012. The Company has complied with its credit facility covenants as at December 31, 2013.

The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is April 22, 2014, after executing its option to extend the term of the facility for one year. The Company’s letters of credit that guarantee certain asset retirement obligations are revalued to U.S. dollars at the end of each reporting period. As at December 31, 2013, the balance owing was $65.1 million compared to $69.5 million as at December 31, 2012.

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at December 31, 2013 was $2.5 million (December 31, 2012 – $3.7 million).

23.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

	Years ended December 31,
Number of shares (in millions)	2013	2012
Outstanding, beginning of year	376.5	375.9
Issuance of share capital	0.1	0.6

Outstanding, end of year	376.6	376.5

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

24.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2013		December 31, 2012
	Rosebel	Essakane	Rosebel	Essakane
Percentage of voting rights held by non-controlling interests	5%	10%	5%	10%

Accumulated non-controlling interest	$20.3	$15 .5	$22.4	$47.4
Net earnings (losses ) attributable to non-controlling interests	$(0.5)	$(30.8)	$10.3	$21.6
Dividends paid to non-controlling interests[1]	$3.1	$1.1	$7.1	$2.1

1	For the year ended December 31, 2013, dividends paid to other non-controlling interests amounted to $4.1 million (December 31, 2012 – $3.6 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2013		December 31, 2012
	Rosebel	Essakane	Rosebel	Essakane
Current assets	$119.1	$208.0	$145.1	$211.6
Non-current assets	533.1	835.1	742.9	976.0
Current liabilities	(54.0)	(59.1)	(75.1)	(75.4)
Non-current liabilities	(139.7)	(672.3)	(174.3)	(481.3)

Net assets	$458.5	$311.7	$638.6	$630.9

Revenues	$479.5	$379.9	$655.7	$586.9
Net earnings (losses) and comprehensive income (loss)	$(148.5)	$(308.3)	$205.2	$216.4

Net cash from operating activities	$143.3	$77.3	$236.2	$270.2
Net cash used in investing activities	(138.1)	(295.8)	(123.7)	(255.6)
Net cash from (used in) financing activities	(46.4)	167.0	(175.0)	(9.9)

Net increase (decrease) in cash and cash equivalents	$(41.2)	$(51.5)	$(62.5)	$4.7

The Company’s ability to access or use the assets of Rosebel and Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

25.	EARNINGS PER SHARE

Basic earnings (losses) per share computation

	Years ended December 31,
	2013	2012
Numerator
Net earnings (losses) attributable to equity holders of IAMGOLD	$(832.5)	$334.7

Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.2

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.21)	$0.89

Diluted earnings (losses) per share computation

	Years ended December 31,
	2013	2012
Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.2
Dilutive effect of share options	—	0.5
Dilutive effect of restricted share units	—	0.2

Weighted average number of common shares (diluted)	376.6	376.9

Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(2.21)	$0.89

Equity instruments excluded from the computation of diluted earnings (losses) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2013	2012
Share options	5.4	3.1
Performance share units	0.4	0.2
Restricted share units	1.1	—

	6.9	3.3

26.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2013	2012
Share option plan	$4.3	$4.7
Share bonus plan	1.5	1.1
Deferred share plan	4.3	2.8

	$10.1	$8.6

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than 10 years from the grant date.

As at December 31, 2013, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2013, the total number of shares in reserve was 6,503,601 of which 5,399,701 outstanding and 1,103,900 unallocated.

	Year ended December 31, 2013		Year ended December 31, 2012
		Weighted		Weighted
	Share	average	Share	average
	options	exercise	options	exercise
	(in millions)	price (C$)[1]	(in millions)	price (C$)[1]
Outstanding, beginning of year	4.1	$13.92	3.5	$13.25
Granted	2.0	7.70	1.4	13.30
Exercised	—	—	(0.6)	8.70
Forfeited	(0.7)	8.56	(0.2)	13.26

Outstanding, end of year	5.4	$12.37	4.1	$13.92

Exercisable, end of year	1.9	$15.16	1.8	$12.74

[1]	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2013, between the U.S. dollar and Canadian dollar was C$1.062 /U.S.$.

The following table summarizes information related to share options outstanding at December 31, 2013:

		Weighted Average	Weighted Average
Range of Prices	Number	Remaining Contractual	Exercise Price
C$/share	outstanding	Life - years	C$/share
5.01 - 10.00	1.9	6.2	7.7
10.01 - 15.00	2.3	3.2	13.0
15.01 - 20.00	1.0	3.6	18.3
20.01 - 25.00	0.2	3.9	22.4

	5.4	4.4	12.4

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted. The estimated fair value of the options is expensed over the options’ expected life.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	2%
Weighted average expected volatility[1]	46%	45%
Weighted average dividend yield	3.35%	1.88%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$2.34	$4.58
Weighted average share price at grant date (C$ per share)	$7.67	$13.27
Weighted average exercise price (C$ per share)	$7.70	$13.30

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based compensation plans

(i) Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. As of December 31, 2013, the total number of shares in reserve was 431,210 of which 141,841 outstanding and 289,369 unallocated.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company’s restricted share units issued to employees and directors under the share bonus plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.2	0.2
Forfeited	(0.1)	—

Outstanding, end of year	0.1	0.2

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 2,359,489 common shares may be awarded. At December 31, 2013, the total number of shares in reserve was 2,166,291 of which 1,477,059 outstanding and 689,232 unallocated.

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.6	0.2
Granted	0.6	0.5
Issued	(0.1)	—
Forfeited	(0.1)	(0.1)

Outstanding, end of year	1.0	0.6

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

	Years ended December 31,
(in millions)	2013	2012
Outstanding, beginning of year	0.3	0.1
Granted	0.2	0.2
Forfeited	(0.1)	—

Outstanding, end of year	0.4	0.3

(ii) Summary of awards

Restricted share units (“RSU”)

Executive officers, directors and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, employee restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

Starting in 2012, director restricted share unit grants vest at the end of each year, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service. Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	44%	42%
Weighted average dividend yield	3.27%	1.91%
Weighted average expected life of RSUs issued (years)	2.8	2.8
Weighted average grant-date fair value (C$ per share)	$7.22	$11.99
Weighted average share price at grant date (C$ per share)	$7.88	$13.13
Model used	Black-Scholes	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the RSU.

Performance share units (“PSU”)

Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Human Resources and Compensation Committee of the Board of Directors determines certain corporate performance targets are achieved and the service conditions are met.

The following are the weighted average inputs to the model used in determining fair value for performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2013	2012
Weighted average risk-free interest rate	1%	1%
Weighted average expected volatility[1]	44%	42%
Weighted average expected life of PSUs issued (years)	2.9	2.9
Weighted average grant-date fair value (C$ per share)	$3.47	$10.72
Weighted average share price at grant date (C$ per share)	$7.57	$13.44
Model used	Monte Carlo	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the PSU.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

27.	COST OF SALES

Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Years ended December 31,
	2013	2012
Operating costs - mines	$587.2	$554.6
Royalties	48.1	67.4
Depreciation expense	171.7	152.2

	$807.0	$774.2

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

28.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2013	2012
Salaries	$23.8	$24.2
Director fees and expenses	1.6	2.2
Professional and consulting fees	8.2	9.9
Other administration costs	3.7	11.0
Share-based compensation	10.1	8.6
Depreciation expense	3.5	2.4

	$50.9	$58.3

29.	FINANCE COSTS

	Years ended December 31,
	2013	2012
Interest expense	$17.6	$11.2
Credit facility fees	4.8	4.5
Accretion expense	1.7	1.1
Other	0.3	1.3

	$24.4	$18.1

30.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Years ended December 31,
	2013	2012
Interest income	$3.4	$3.0
Impairment of investments, net of reversal	(69.1)	(24.1)
Write-down of receivables	(49.3)	—
Derivative gains (losses)	(8.9)	12.5
Gains on sale of royalties	14.1	—
Gains on sale of marketable securities	0.8	25.5
Other	5.7	3.3

	$(103.3)	$20.2

31.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2013	2012
Salaries, short-term incentives, and other benefits	$262.6	$244.8
Share-based compensation	9.5	8.4
Other	8.9	7.5

	$281.0	$260.7

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

32.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Years ended December 31,
	2013	2012
Share-based compensation	$10.1	$8.6
Gains on sale of marketable securities	(0.8)	(25.5)
Derivative losses (gains)	8.9	(12.5)
Gains on sale of royalties	(14.1)	—
Write-down of receivables	49.3	—
Write-down of non-current ore stockpiles	10.6	—
Other	(0.4)	6.2

	$63.6	$(23.2)

(b)	Adjustments for cash items within operating activities

	Years ended December 31,
	2013	2012
Disbursements related to asset retirement obligations	$(5.1)	$(1.9)
Settlement of derivatives	13.5	(1.3)
Other	(1.0)	(0.6)

	$7.4	$(3.8)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2013	2012
Receivables and other current assets	$10.0	$3.7
Inventories and non-current ore stockpiles	(51.0)	(73.1)
Accounts payable and accrued liabilities	(18.3)	10.3

	$(59.3)	$(59.1)

(d)	Other investing activities

	Years ended December 31,
	2013	2012
Acquisition of investments	$(6.6)	$(49.7)
Proceeds from sale of investments	1.0	28.2
Other investing activities	0.5	(3.8)

	$(5.1)	$(25.3)

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

33.	IMPAIRMENT

	Years ended December 31,
	2013	2012
Goodwill	$256.7	$—
Mining assets	631.4	—

	$888.1	$—

The Company performs impairment testing for goodwill on an annual basis as at December 31. In addition, the Company identified the decline in the short-term and long-term gold price assumptions used in the most recent LOM plans as the main indicator of a potential impairment. The Company performed an impairment assessment to determine the recoverable amount of its CGUs. The assessment indicated that the carrying amounts of certain CGUs exceeded the recoverable amounts. Accordingly, the Company recognized pre-tax impairment charges of $888.1 million (December 31, 2012 – $nil).

The pre-tax impairment charges were allocated to the CGU’s as follows:

	Goodwill	Mining Assets
Suriname	$168.4	$190.5
Essakane	—	374.3
Doyon division[1]	88.3	66.6

	$256.7	$631.4

[1]	The Doyon division CGU consists of Doyon, Mouska and Westwood mines.

The recoverable amounts of certain CGU’s were determined by calculating the FVLCD, which has been determined to be greater than the value in use. The assumptions used in determining the FVLCD for the CGU’s are LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value (“NAV”) multiples.

Gold companies generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple uses a variety of additional value factors such as the exploration potential of the mineral property and the benefit of gold price optionality.

The estimates of future cash flows were derived from the most recent LOM plans which range from 11 to 18 years. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

The Company used an estimated gold price of $1,250 per ounce for 2014 and $1,300 per ounce for 2015 and beyond based on observable market data including spot price and industry analyst consensus. For the 2012 assessment, the Company used a gold price of $1,800 per ounce for 2013, an average of $1,625 per ounce for 2014 through 2016, and $1,400 per ounce for 2017 and beyond.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk. Real discount rates of between 5.50% and 7.25% (2012 – between 5.8% and 9.0%) were used to calculate the impairment charges.

Un-modeled mineralization was valued based on recent market transactions at $45 per ounce (December 31, 2012 – $75).

Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. An estimated oil price of $95 per barrel was used (December 31, 2012 – $100 per barrel).

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

34.	COMMITMENTS

(a)	Royalty expenses included in cost of sales

Production from certain mining operations is subject to third party royalties (included in the cost of sales) based on various methods of calculation summarized as follows:

	Years ended December 31,
	2013	2012
Rosebel[1]	$28.0	$38.4
Essakane[2]	18.2	28.9
Mouska[3]	1.9	0.1

	$48.1	$67.4

[1]	2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.
[2]	Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.
[3]	Two royalties of 0.2% and 2.0% respectively of gold production.

(b)	Capital commitments

	December 31, 2013	December 31, 2012
Purchase obligations	$66.4	$98.8
Capital expenditures obligations	32.3	100.7
Leases	60.4	8.6

	$159.1	$208.1

	Payments due by period
		Less than
At December 31, 2013	Total	1 Year	2-3 Years	4-5 Years	Thereafter
Purchase obligations	$66.4	$56.5	$7.6	$2.3	$—
Capital expenditures obligations	32.3	28.3	4.0	—	—
Leases	60.4	37.5	22.9	—	—

	$159.1	$122.3	$34.5	$2.3	$—

35.	RELATED PARTY TRANSACTIONS

(a)	Related party receivables

The Company had the following related party transactions included in receivables and other current assets in the consolidated balance sheets.

•	The Company loaned $12.0 million to its joint venture Yatela in 2012 for operating expenses. As at December 31, 2013, the carrying amount of this loan was $nil.

•	Sadiola declared dividends in 2012 of which $16.0 million was the Company’s share. This dividend had a carrying amount of $16.5 million at December 31, 2012 due to foreign exchange revaluation, and was received in full by December 31, 2013.

•	The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at December 31, 2013, the carrying amount was $0.2 million (December 31, 2012 – $5.8 million). For the year ended December 31, 2013, the Company advanced $4.4 million and received repayments of $10.0 million.

•	On August 31, 2011, as consideration for the sale of its shares in Gallery Gold Pty Ltd., the Company received a promissory note from Galane in the amount of $3.8 million at an annual interest rate of 6% payable quarterly commencing November 30, 2011, with principal repayments to occur in equal installments on February 28, 2013, August 30, 2013 and February 28, 2014. This agreement was amended on July 18, 2013 to extend the final two principal repayment dates to August 30, 2014 and February 28, 2015. However, the Company recognized an allowance on the outstanding balance of $2.5 million as at June 30, 2013. As at December 31, 2012, of the $3.8 million outstanding, $1.3 million was included in other non-current assets with the remaining $2.5 million included in receivables and other current assets.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

The Company had the following significant related party transactions included in other non-current assets in the consolidated balance sheets.

•	The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. This loan bears interest at LIBOR plus 2% and was to be repaid on the earlier of December 1, 2013, and, at such time as Sadiola has sufficient free cash flow to do so. The loan agreement was amended to extend the repayment date to December 1, 2016. As at December 31, 2013, the outstanding balance was $20.8 million, including accrued interest (December 31, 2012 – $20.3 million, included in receivables and other current assets).

•	The Company made advances to Sadiola related to the sulphide project. These advances are considered part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at December 31, 2013, the carrying amount was $17.7 million, including accrued interest.

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2013	2012
Salaries and other benefits [1]	$7.6	$8.6
Share-based payments	5.0	4.5

	$12.6	$13.1

[1]	Salaries and other benefits include amounts paid to directors.

36.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into the following geographic segments:

•	Suriname – Rosebel mine

•	Burkina Faso – Essakane mine

•	Canada – Doyon division includes the Mouska mine and the Westwood project

•	Joint ventures (Mali) – Sadiola mine (41%) and Yatela mine (40%)

The Company’s non-gold segments are divided into the following:

•	Niobium – the Niobec mine located in Canada

•	Exploration and evaluation

•	Corporate – includes royalty interests located in Canada and investments in associates and joint ventures

	December 31, 2013			December 31, 2012
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$518.2	$637.3	$193.7	$731.3	$876.3	$249.4
Burkina Faso	835.1	1,043.1	117.8	976.0	1,187.9	158.5
Canada	729.8	748.6	139.1	768.1	823.8	158.0

Total gold mines	2,083.1	2,429.0	450.6	2,475.4	2,888.0	565.9
Niobium	530.3	600.0	183.4	481.1	538.4	162.6
Exploration and evaluation	543.4	555.5	9.2	549.9	593.9	12.7
Corporate[1]	297.0	605.9	674.7	425.4	1,275.3	749.6

Total per consolidated financial statements	$3,453.8	$4,190.4	$1,317.9	$3,931.8	$5,295.6	$1,490.8

Joint ventures (Mali)[2]	$122.9	$189.1	$142.6	$151.3	$207.6	$99.6

[1]	The carrying amount of the joint ventures is included in the Corporate segment as non-current assets.
[2]	The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2013

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations	Capital expenditures[2]
Gold mines
Suriname	$479.5	$247.2	$56.3	$—	$5.6	$315.5	$1.4	$(146.5)	$133.6
Burkina Faso	379.9	221.5	76.6	—	0.4	374.3	—	(292.9)	296.6
Canada	79.3	51.1	3.2	—	—	154.9	(6.9)	(123.0)	126.0

Total gold mines excluding joint ventures	938.7	519.8	136.1	—	6.0	844.7	(5.5)	(562.4)	556.2
Niobium	199.6	110.5	27.9	0.8	—	—	0.5	59.9	75.8
Exploration and evaluation[3]	—	—	1.0	1.2	63.2	—	7.3	(72.7)	0.3
Corporate[4]	8.8	5.0	6.7	48.9	—	43.4	(0.2)	(95.0)	4.6

Total per consolidated financial statements	1,147.1	635.3	171.7	50.9	69.2	888.1	2.1	(670.2)	636.9
Joint ventures (Mali)[5]	160.7	139.9	12.0	—	1.9	—	63.8	(56.9)	51.2

	$1,307.8	$775.2	$183.7	$50.9	$71.1	$888.1	$65.9	$(727.1)	$688.1

Year ended December 31, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Impairments	Other	Earnings (losses) from operations	Capital expenditures[2]
Gold mines
Suriname	$655.7	$273.4	$49.6	$—	$10.1	$—	$1.0	$321.6	$124.0
Burkina Faso	586.9	217.4	74.2	—	2.9	—	—	292.4	254.4
Canada	12.6	7.8	0.4	—	3.9	—	5.5	(5.0)	190.8

Total gold mines excluding joint ventures	1,255.2	498.6	124.2	—	16.9	—	6.5	609.0	569.2
Niobium	190.5	117.9	20.4	—	—	—	—	52.2	75.7
Exploration and evaluation[3]	—	—	0.6	1.8	81.3	—	3.1	(86.8)	2.2
Corporate[4]	7.7	5.5	7.0	56.5	9.8	—	(0.3)	(70.8)	5.3

Total per consolidated financial statements	1,453.4	622.0	152.2	58.3	108.0	—	9.3	503.6	652.4
Joint ventures (Mali)[5]	216.6	160.0	9.3	—	4.7	—	—	42.6	52.4

	$1,670.0	$782.0	$161.5	$58.3	$112.7	$—	$9.3	$546.2	$704.8

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets and capitalized borrowing costs.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]	Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions. Included in other are write-downs for Sadiola of $62.3 million (December 31, 2012 - $nil) related to capitalized stripping assets due to changes in the mine plan and non-current ore stockpiles recorded to net realizable value.

IAMGOLD CORPORATION – 2013 CONSOLIDATED FINANCIAL STATEMENTS